March 22, 2012

Ms. Cecilia Blye,

Office of Global Security Risk,

Division of Corporation Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.,

Washington DC 20549-0404.

Re:	Tenaris S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filled June 30, 2011
File No. 1-31518

Dear Ms. Blye,

On behalf of Tenaris S.A. (the “Company”), I am writing with respect to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) on the Company’s Form 20-F for the Fiscal Year Ended December 31, 2011, as set forth in the Staff’s letter of March 6, 2012, to the undersigned.

The Company is in the process of collecting and appropriately confirming information that is responsive to the Staff’s comments. Because most of the information originates within various subsidiaries of the Company, this process is not yet complete. Accordingly, on behalf of the Company I hereby request additional time for the Company to respond to the March 6 letter. The Company intends to submit its response by March 26, 2012.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Ricardo Soler Ricardo Soler Chief Financial Officer

cc:	Pamela Long
(Securities and Exchange Commission)

Cristian J. P. Mitrani
Diego E. Parise
(Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno)

Robert S. Risoleo
(Sullivan & Cromwell LLP)